                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)*

                               INFONOW CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456664309
                   ------------------------------------------
                                 (CUSIP Number)


                                February 2, 2006
                   ------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

                                   ----------



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 456664309                                            PAGE 2 OF 5 PAGES

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lloyd I. Miller, III                                        ###-##-####


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)      [ ]
                                                                    (B)      [ ]
   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


                                   5    SOLE VOTING POWER
           NUMBER OF                    19,000
            SHARES
         BENEFICIALLY              6    SHARED VOTING POWER
           OWNED BY                     793,735
             EACH
           REPORTING               7    SOLE DISPOSITIVE POWER
            PERSON                      19,000
             WITH
                                   8    SHARED DISPOSITIVE POWER
                                        793,735


   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         812,735

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.1%

   12    TYPE OF REPORTING PERSON
         IN-IA-OO**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

                                                                     Page 3 of 5

Item 1(a).    Name of Issuer:                                                 InfoNow Corporation

Item 1(b).    Address of Issuers's Principal Executive Offices:               1875 Lawrence Street, Suite 1100
                                                                              Denver, Colorado 80202

Item 2(a).    Name of Person Filing:                                          Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:    4550 Gordon Drive, Naples, Florida
                                                                              34102

Item 2(c).    Citizenship:                                                    U.S.A.

Item 2(d).    Title of Class of Securities:                                   Common Stock

Item 2(e).    CUSIP Number:                                                   456664309


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 19,000 of the reported securities as the custodian to an account set up under the Florida Uniform Gift to Minors Act. The reporting person has shared voting and dispositive power with respect to 793,735 of the reported securities as an investment advisor to the trustee of certain family trusts.

              (a)  812,735

              (b)  8.1%

              (c)   (i) sole voting power:   19,000

                    (ii) shared voting power: 793,735

                    (iii) sole dispositive power: 19,000

                    (iv) shared dispositive power: 793,735

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable

                                                                     Page 4 of 5
Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable

Item 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable


Item 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 24, 2006                          /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                  Lloyd I. Miller, III